BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-599-1299
Attorney/Principal		wbarnett@wbarnettlaw.com

July 29, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Andi Carpenter, Staff Accountant
Anne McConnell, Staff Accountant
Bradley Ecker, Staff Attorney
Sherry Haywood, Staff Attorney

Re:	Rubber Leaf Inc (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on November 15, 2021
File No. 333-261070

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated March 30, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus Cover Page, page i

1.	We note your response to our prior comment 1 and reissue in part. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiary and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to your comment, we have revised the disclosure on the prospectus cover page to disclose that we are not a Chinese operating company but a Nevada holding company with operations conducted by our subsidiary based in China and this structure involves unique risks to investors. We have also provided a cross-reference to our detailed discussion of risks facing the company and the offering as a result of this structure under the heading “Summary of Significant Risk Factors” of Prospectus Summary on page 4 and “Risks Related to Doing Business in the People’s Republic of China (“PRC”)” of the Risk Factors section on page 7 in our Amendment No. 2.

SEC Rubber Leaf Inc July 29, 2022

2.	We note your response to our prior comment 3 and reissue in part. Please state whether any transfers, dividends, or distributions have been made to date, between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to your comment, we have revised the disclosure on the prospectus cover page to state the cash flow status between the holding company and our sole subsidiary as of the date of this prospectus under the heading “The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:”.

3.	We note your response to our prior comment 4 and reissue. Please disclose, on your cover page, how you will refer to the holding company, and your subsidiary, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiary or entity is conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of other entities. For example, disclose, if true, that your subsidiary conducts operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to your comment, we have revised the disclosure on the cover page to state how we refer to the holding company and our subsidiary. We have also disclosed to the investors that our only subsidiary RLSP, which only conducts operations in China and the holding company does not conduct any operations.

Prospectus Summary, page 1

4.	Please include in your prospectus summary a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Please refer to Item 105(b) of Regulation S-K.

In response to your comment, we have added the “Summary of Significant Risk Factors” under the Prospectus Summary on page 4 to summarize the principle factors that make an investment in the registrant or offering speculative or risky.

5.	We note your response to our prior comment 5 and reissue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to your comment, we have disclosed the risks that our corporate structure and being based in or having the majority of the company’s operations in China posed to investor under the heading of “Summary of Significant Risk Factors” on page 4.

6.	We note your response to our prior comments 6 and 7. Disclose each permission or approval that you, or your subsidiary are required to obtain from Chinese authorities to operate your business. State whether you, or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please explain how you determined that you or your PRC subsidiary is not required to obtain any permissions or approvals from PRC authorities. If you relied on the advice of counsel, please identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not consult counsel, please explain why. Please also describe the consequences to you and your investors if you, or your subsidiary: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In that regard, we note your disclosures elsewhere in your prospectus that “In China, it is necessary to obtain a business license issued by the Chinese Ministry of Commerce to operate the business related to the business license.” Please include this disclosure in your prospectus summary and state whether you or your PRC subsidiary have obtained such business licenses.

In response to your comment, we have revised the disclosure under the heading “Regulatory Permission” on page 2 and added the advices of our PRC legal counsel that neither our holding company nor our subsidiary is currently covered by permissions requirement from the CSRC, CAC or any other governmental agency that are required to approve our operations in China, or to list our common stock on U.S. exchange and offer our common stock to foreign investors. We have also filed the consent of our PRC legal counsel as exhibit 5.2 in this registration statement Amendment No. 2. In regard to the business license disclosure, we have added the paragraph under the “Regulatory Permission” to state the details.

SEC Rubber Leaf Inc July 29, 2022

7.	We note your response to our prior comment 8 and reissue. In your prospectus summary, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

In response to your comment, we have disclosed how cash is transferred through our organization under the head “The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:” on the prospectus cover page. We have also added a section under “TAXATION” on page 45 for the summary of material PRC and U.S. federal income tax consequences of an investment in our common stock.

8.	Disclose early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to your comment, we have revised the diagram of the company’s corporate structure to identify the ownerships within the organization on the prospectus cover page. As we state in the prospectus, we have a direct ownership structure between our Nevada holding company and our sole subsidiary RLSP, which only conducts the business operations in China. We don’t have a VIE structure that may be involved with contractual arrangements and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to your comment, we have revised the disclosure on the prospectus cover page and also added the heading “Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.” under the “Summary of Significant Risk Factors” on page 4.

SEC Rubber Leaf Inc July 29, 2022

Risk Factors, page 5

10.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to your comment, we have revised the disclosure under the heading “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.” of the “Risk Factors” section on page 16.

11.	We note your response to our prior comment 10. Please also disclose whether you are subject to any other approvals by the CAC. Please also revise to state that the CAC implemented new rules for Cybersecurity Reviews that came into effect on February 15, 2022. If you relied on the advice of counsel in coming to the conclusion that you are not subject to approvals from the CAC, please identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not consult counsel, please explain why.

In response to your comment, we have revised the disclosure under the heading “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customer” of “Risk Factors” on page 10, and we have also added the advice of our PRC legal counsel that neither we nor RLSP is subject to any other approvals by the CAC, under the “Regulatory Permissions” of the “Prospectus Summary” on page 2. We have also filed the consent of our PRC legal counsel as exhibit 5.2 to this registration statement Amendment No.2.

Business Strategy, page 31

12.	We note your response to our prior comment 15 and reissue. Please clarify what you mean by “long-term business relationships with many automobile OEMs,” including whether you have entered into material supply contracts with any of the OEMs listed in this section. In that regard, we note your disclosure elsewhere that Direct Sales increased during the period ended September 30, 2021, due to demand from OEMs.

In response to your comment, we have revised the paragraph to clarify our relationship with the OEMs listed. We have also disclosed the OEMs that we have supply contract in this section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

13.	Refer to prior comment 17. We note you continue to disclose “Sales revenue were $2,973,071 and $16,664,671 for the years ended December 31, 2020 and 2019” on page 41. As previously requested, please correct the order of sales revenue amounts for the years ended December 31, 2020, and 2019. In addition, we note you continue to not present several negative amounts throughout the filing in parenthesis to clearly designate them as negative amounts including: losses from operations on page 40; net losses on pages 40 and F-7; accumulated deficit on pages 42 and F-7; and working capital deficits on pages 42 and F-7. Please revise.

In response to your comment, we have corrected the order of sales revenue amounts and revised the negative amounts throughout the filing in parenthesis to designate them as negative amounts.

SEC Rubber Leaf Inc July 29, 2022

Financial Statements General, page F-1

14.	Refer to prior comment 19. Based on your current year interim results, it does not appear to us that the company meets the conditions specified in Rule 8-08(b) of Regulation S-X; therefore, it appears to us that the company is required to provide updated annual financial statements and related disclosures for the year ended December 31, 2021. Please advise or revise.

In response to your comment, we have updated the financial statements and related disclosures as required by Rule 8-08 Regulation S-X for the periods ended December 31, 2021 and March 31, 2022, in the Amendment No. 2.

Note 3 - Summary of Significant Accounting Policies Revenue Recognition, page F-7

15.	Refer to prior comment 22. Throughout the filing, when you disclose and discuss the concentration of sales to related party distributors, please disclose your controlling shareholders’ ownership interest in the related party distributors. In addition, as previously requested, to the extent your CEO, who has a controlling interest in the company, also has a controlling interest in the related party distributors, please more fully explain to us how you determined the company transfers ownership and control of products sold to related party distributors. In this regard, it appears to us that the controlling shareholder essentially owns and controls products before and after sales between the company and related party distributors. Also, given your revised disclosures and your response to prior comment 23, it remains unclear to us why related party distributors contract with the company to essentially purchase products from Shanghai Haozong. Please clarify or revise.

In response to your comment:

Under model B - indirect supple model, our subsidiary, Rubber Leaf Sealing Products (Zhejiang) Co., Ltd. (“RLSP”) receives the purchase orders from our related parties, Shanghai Xinsen Import & Export Co., Ltd of which our CEO owns 90% interest (“Shanghai Xinsen”) and Xinsen Sealing Products (Hangzhou) Co., Ltd” (Hangzhou Xinsen) of which Shanghai Xinsen owns 70% interest (collectively named as “Xinsen Group” for two companies together). Xinsen Group, as a certified second-tier supplier of Branded Automobile Manufacturers (“Auto Manufacturers”), purchases our automotive window and door rubber and plastic sealing strip (the “R&P Sealing Strip”) and sell to their customers who are first-tier suppliers of Auto Manufacturers, who sells to the Auto Manufacturers, the ultimate users.

Auto Manufacturers send a lump sum purchase orders of the whole vehicle rubber and plastic auto parts of one model to their first-tier suppliers, who then subcontract rubber and plastic seals to Xinsen Group. Xinsen Group is a certified second-tier R&P Sealing Strip supplier of Auto Manufacturers who then subcontracts the purchase order of R&P Sealing Strip for which they do not have capability to manufacture to RLSP. RLSP as a certified second-tier R&P Sealing Strip manufacturer, once the purchase orders received, RLSP will purchase raw materials from our venders and outsourced manufacturing to third party manufacturers either for work-in-process products (“WIP”) or final products. It entirely depend on the management’s decisions either we outsourced to manufacture WIP or finished goods under the operating circumstances. RLSP will perform product qualification inspection and certify the final products manufactured by the third-party manufacturers before ship to Xinsen Group. Currently, under our indirect supply model, RLSP purchases raw materials and finished goods solely from Shanghai Haozong Rubber & Plastic Technology Co., Ltd. (“Shanghai Haozong”), who is a certified second-tier raw material supplier of Auto Manufacturers. RLSP no longer outsources the manufacturing to third party manufacturers due to the business strategy transferring.

SEC Rubber Leaf Inc July 29, 2022

After the final products are delivered to the warehouses of the first-tier suppliers directly, the first-tier suppliers perform their own quality inspections. Once the quality and quantity are confirmed, receiving notes will be provided to Shanghai Xinsen, then to RLSP as proof of delivery. The date of receiving notes signed is the time the Company transfers ownership and control of the final products to Shanghai Xinseng then indirectly to the first-tier suppliers at the same time, in other words, RLSP recognizes revenue of the sales transaction on the date receiving notes signed, meanwhile, Xinsen Group earns its 1% commission from the order.

According to the current automobile industry chain model in China, the Auto Manufacturers strictly select first-tier parts suppliers within their vehicle manufacturing system, and then first-tier parts suppliers select second-tier parts suppliers, second-tier parts manufactures, and second-tier raw material suppliers based on Auto Manufacturers Supplier Qualifications. Once the second-tier suppliers are identified and certified, the Auto Manufacturers will keep their qualifications as second-tier suppliers in their vendor profiles which normally not change unless default event occurs according to the purchase frame agreement.

Under model B - indirect supple model, Shanghai Haozong is the certified second-tier raw material supplier, RLSP is the certified second-tier R&P Sealing Strip manufacturer and Xinsen Group is the certified second-tier R&P Sealing Strip supplier of the Auto Manufacturers. RLSP work with Shanghai Haozong and Xinsen Group to provide R&P Sealing Strip to the first-tier parts suppliers of Auto Manufacturers. According to the purchase model of Auto Manufacturers, the R&P Sealing Strip can only be provided by the certified first-tier suppliers, which are eventually supplied by Xinsen Group, the 2nd tier R&P Sealing Strip supplier. These qualifications and purchase process architecture were established by Auto Manufacturers purchase department. If RLSP or Xinsen Group or Shanghai Haozong intends to bypass certain processes, the products will not be accepted and the initiators will lose their current qualification. Auto Manufacturers periodically review the qualifications of their suppliers.

Exhibits to Registration Statement, page II-3

16.	We note your response to our prior comment 25. If you intend to redact information in Exhibits 10.2 and 10.3 pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to mark the exhibit index to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

In response to your comment, we have revised the exhibit index and added a footnote to state portions of the exhibit have been omitted because it is both not material and the type of information that the Registrant treats as private and confidential. We have also included the similar statement at the top of the first page of each redacted exhibit.

17.	Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

In response to your comment, we have removed the Filing Fee Table from the cover page and filed it as an exhibit 107 in our Amendment No. 2 to the registration statement.

18.	Please update your executive compensation for the year ended December 31, 2021.

In respond to your comment, we have updated the executive compensation for the year ended December 31, 2021.

SEC Rubber Leaf Inc July 29, 2022

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
WBB: scc
cc/ Mr. Wang, CFO

SEC Rubber Leaf Inc July 29, 2022